July 29, 2019

Elisa D. Garcia
Executive Vice President, Chief Legal Officer and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

       Re: Macy's, Inc.
           Form 10-K for the Fiscal Year Ended February 2, 2019
           Filed April 3, 2019
           File No. 001-13536

Dear Ms. Garcia:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21

1. Please quantify for us the amount of bluemercury and gift card breakage revenues recorded within your statements of income for the periods presented. To the extent that these items have and/or are expected to materially impact your statements of operations, ensure you adequately discuss such trends and impacts within MD&A. For example, please supplement your disclosures if bluemercury is disproportionately contributing to your comparable sales movements or its sales are not moving in tandem with the sales trends of your other branded stores.
 Elisa D. Garcia
FirstName LastNameElisa D. Garcia
Macy's, Inc.
Comapany NameMacy's, Inc.
July 29, 2019
July 29, 2019 Page 2
Page 2
FirstName LastName
Important Information Regarding Non-GAAP Financial Measures, page 29

2. We note that your presentation on page 32 of "Adjusted EBITDA," when used as the numerator to your ROIC calculation, differs from your "Adjusted EBITDA" figure presented elsewhere in your filing, including on page 31. Since the presentation on page
         32 excludes rent expense, please consider labeling this measure as "Adjusted EBITDA, excluding rent expense," or a similar name, to convey to your readers that these are, in fact, different measures.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 33

3. We note that your common stock price and your overall market capitalization have significantly declined since the completion of your annual goodwill impairment test at the end of May 2018. Since a decline in market capitalization may be indicative of a potential goodwill impairment and goodwill is material to your financial statements, please include a goodwill impairment critical accounting policy in future filings or advise us why you believe goodwill impairment does not represent a critical accounting policy. We believe critical accounting policy disclosures should include, but not be limited to, a discussion of the significant decline in your market capitalization and how that impacted your goodwill impairment assessment. Also, to the extent you performed step one of your goodwill impairment test and any of your reporting units are at risk of failing step one of the test, please also disclose:

             The percentage by which fair value exceeded carrying value as of the date of the most recent test;
             The amount of goodwill allocated to the reporting unit;
             A description of the methods and key assumptions used and how the key assumptions were determined;
             A discussion of the degree of uncertainty associated with the key assumptions; and
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please note that a reporting unit may be at risk of failing step one of the impairment test if it had a fair value that is not substantially in excess of carrying value as of the date of the last impairment test.
 Elisa D. Garcia
Macy's, Inc.
July 29, 2019
Page 3




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Andrew Blume, Staff
Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Thompson, Accounting Branch Chief, at
202-551-3737 with any other questions.



FirstName LastNameElisa D. Garcia                         Sincerely,
Comapany NameMacy's, Inc.
                                                          Division of
Corporation Finance
July 29, 2019 Page 3                                      Office of Consumer
Products
FirstName LastName